MINTZ LEVIN LOGO Sahir C. Surmeli -- 617 348 3013 -- scsurmeli@mintz.com	One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com

                        May 14, 2007

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Filing Desk

    Re:
    EnerNOC, Inc.
    Amendment No. 4 to Registration Statement on Form S-1
    Registration No. 333-140632

Ladies and Gentlemen:

        On behalf of EnerNOC, Inc. (the "Company"), we are hereby filing with the Securities and Exchange Commission (the "Commission") Amendment No. 4 ("Amendment No. 4") to the Company's Registration Statement on Form S-1, initially filed with the Commission on February 12, 2007 and amended on March 28, 2007, April 20, 2007 and May 2, 2007. Amendment No. 4 is being filed solely for the purpose of amending Item 16. Exhibits and Financial Statement Schedules and the Exhibit Index to the Registration Statement and updating Item 15. Recent Sales of Unregistered Securities to reflect recent exercises of previously issued options. No changes or additions are being made to the preliminary prospectus which forms part of the Registration Statement or to Items 13, 14 or 17 of Part II. We are delivering four marked complete courtesy copies of Amendment No. 4 and four courtesy copies of this letter to Michael McTiernan of the Commission.

        Please do not hesitate to call Jon Kravetz or Sahir Surmeli of this firm at (617) 542-6000 with any comments or questions regarding Amendment No. 4. We thank you for your time and attention.

                      Very truly yours,

                      /s/ Sahir Surmeli

                      Sahir Surmeli

cc:
Securities and Exchange Commission
Michael McTiernan

  EnerNOC, Inc.
  Timothy Healy
  David Brewster
  Neal Isaacson
  David Samuels

  Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
  Jonathan Kravetz
  Thomas Burton
  Daren Graham
  Garrett Winslow

  Davis Polk & Wardwell
  Alan Denenberg
  Robert Maynes

  Ernst & Young LLP
  George Neble
  Matt MacDonald